UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2026

Commission File Number: 001-40759

Bragg Gaming Group Inc.

(Translation of registrant's name into English)

130 King Street West, Suite 1955

Toronto, Ontario M5X 1E3

Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐               Form 40-F ☒

DOCUMENTS FILED AS PART OF THIS FORM 6-K

Exhibit	Description
99.1	Interim Unaudited Condensed Consolidated Financial Statements for the three -month period ended March 31, 2026
99.2	Management Discussion & Analysis for the three-month period ended March 31, 2026
99.3	Certification of Interim Filings by CEO, dated May 14, 2026
99.4	Certification of Interim Filings by CFO, dated May 14, 2026
99.5	News release, dated May 14, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BRAGG GAMING GROUP INC.

Date: May 14, 2026
	By:	(signed) Robert Bressler
	Name:	Robert Bressler
	Title:	Chief Financial Officer